United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 6, 2026

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

November 06, 2026

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR OF
COCA-COLA EUROPACIFIC PARTNERS PLC

Coca-Cola Europacific Partners plc (CCEP) announces the appointment of Sean Summers as an Independent Non-executive Director (INED), with effect from 1 December 2026. The appointment follows a comprehensive search and selection process led by the Nomination Committee as part of the Board’s succession planning.

Sol Daurella, Chairman, said, “I am delighted to welcome Sean to the CCEP Board. He brings extensive experience in consumer goods, digital commerce, fintech and retail media, having led large commercial, marketing and business units across Latin America and Europe. His experience will be a valuable addition to the Board, and we very much look forward to working with him.”

About Sean Summers

Sean is currently Executive Vice President, Retail Media and Chief Marketing Officer of Mercado Libre, Latin America’s leading e-commerce, fintech and digital advertising ecosystem, having held numerous senior roles at Mercado Libre since 2012. Earlier in his career, he was Marketing Director, UK and Ireland, Twinings, at Associated British Foods and held a series of marketing roles at PepsiCo in Argentina, Mexico and the UK between 1996 and 2010.

Sean is also an Independent Non-executive Board member of World Rugby, rugby union’s governing body. He holds an MBA from the Stanford Graduate School of Business.

There are no further matters that need to be disclosed pursuant to UK Listing Rule 6.4.8 R.

CONTACTS

Company Secretariat Svetlana Walker svetlana.walker@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: November 6, 2026	By:	/s/ Svetlana Walker
	Name:	Svetlana Walker
	Title:	General Counsel & Company Secretary

3